UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Zeltiq Aesthetics, Inc

File No. 333-175514 CF#27394

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Zeltiq Aesthetics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 Registration Statement filed on July 13, 2011, as amended.

Based on representations by Zeltiq Aesthetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through September 11, 2014
Exhibit 10.4	through September 11, 2014
Exhibit 10.49	through March 17, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel